Almaden Provides Ixtaca Project and Spin-Out Update

VANCOUVER, BC -- (Marketwired - March 02, 2015) - Almaden Minerals Ltd. ("Almaden" or "the Company") (TSX: AMM) (NYSE MKT: AAU) is pleased to report on the on-going development activities at the Company's 100% owned Tuligtic project and the Ixtaca gold-silver deposit. Work currently underway includes advanced engineering and environmental baseline studies to meet the requirements of a Pre-Feasibility Study ("PFS") and the submittal of an environmental permit application and risk assessment to the Mexican regulatory agency responsible for mine permitting. To date Almaden has completed or initiated the following studies:

--  Hydrologic studies including the drilling of water wells and installation of hydrologic equipment for baseline monitoring of subsurface water flow and quality on the project site;
--  Surface water quality and flow measurements;
--  Geochemical characterization of rock materials;
--  Condemnation drilling of areas where mine infrastructure is planned;
--  Geotechnical drilling to confirm foundation, footing and subsurface material quality;
--  Geomechanical drilling to confirm rock strength, hardness and pit slope parameters;
--  PFS level metallurgical testwork;
--  Flora and fauna studies;
--  Installation of a weather station.

All field work and testing programs are anticipated to be completed by May of this year, allowing for the completion of a PFS and submittal of environmental permits later in 2015.

J. Duane Poliquin, chairman of Almaden commented: "In a very difficult market place we have been able to continue to advance Ixtaca towards a production decision. We are proud of our hardworking team that has allowed the Company to make significant progress despite the downturn in mining. We look forward to updating shareholders with further progress in the coming months as we focus on the preparation of a PFS study and permit submittal."

Regarding Almaden's plans to spin-out its mineral exploration and royalty assets into a new company, timing for this transaction remains on track as per our press release of December 15, 2014. The Company is anticipating mailing a circular to shareholders this coming May, in advance of a shareholder vote planned for June which will be timed to coincide with Almaden's Annual General Meeting.

About the Ixtaca Drilling Program and the Ixtaca Project

The 100% owned Ixtaca Zone is a blind discovery made by the Company in 2010 on claims staked by the Company. The deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units and crosscutting dykes ("basement rocks") with a minor component of disseminated mineralisation hosted in overlying volcanic rocks.

The Ixtaca deposit is located in a developed part of Mexico in Puebla State, the location of significant manufacturing investments including Volkswagen and Audi plants. The project is accessed by paved road and is roughly 20 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clarke have facilities. Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage.

The Company has access to the entire project area and works closely with local officials and residents. The Company has employed roughly 70 people in its exploration program who live local to the Ixtaca deposit. For example, local employees have made up virtually all the drilling staff and have been trained on the job to operate the Company's wholly owned drills. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration and development program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local inhabitants to be major stakeholders in the Ixtaca deposit's future along with the Company's shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the anticipated PEA are properly understood and communicated throughout the course of the Company's exploration and development program. To better explain the impacts of a mining operation at Ixtaca the Company has conducted numerous tours for local residents to third party operated mines in Mexico so that interested individuals can witness the realities of mining personally. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Morgan Poliquin, P.Eng., a qualified person under the meaning of National Instrument 43-101 ("NI 43-101") and the President, Chief Executive Officer and Director of Almaden, has reviewed and approved the technical contents in this press release.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca deposit and the Tuligtic Project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden's business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

CONTACT

Almaden Minerals Ltd.
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
604.689.7644
info@almadenminerals.com